Exhibit 99.1

Virax Biolabs Presents Data on T-Cell Dysfunction in Post-acute Infection Syndromes at the 19th World Immune Regulation Meeting

LONDON, March 13, 2025 /PRNewswire/ -- Virax Biolabs Group Limited ("Virax" or the "Company") (Nasdaq: VRAX), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, today announced it has presented data evaluating the role of T-Cell dysfunction in post-acute infection syndromes (PAIS) at the World Immune Regulation Meeting (WIRM) in Davos, Switzerland.

PAISs are often associated with a dysfunction of the immune system, notably progressive T-Cell exhaustion. Chronic antigen stimulation following a chronic infection can cause upregulation of T-Cell exhaustion markers. Data demonstrated that repeated stimulation of peripheral blood mononuclear cells (PBMCs) with SARS-CoV-2 and CMV peptide pools increases the proportion of CD4⁺ and CD8⁺ T-Cells expressing exhaustion markers PD-1, LAG-3, TIGIT, TIM-3, and CD39 with each stimulation cycle. T-Cell exhaustion is well documented to correlate with reduced cytokine production, particularly of pro-inflammatory cytokines, resulting in impaired immune functionality. Additionally, preliminary data from the ViraxImmune™ PAIS assay showed significant changes in the levels of a number of cytokines investigated in patients with PAIS compared to healthy controls.

“This data highlights the critical role of T-Cell exhaustion in immune dysfunction, particularly in PAIS conditions like long COVID, ME/CFS and chronic Lyme disease,” said Nigel McCracken, Chief Operating Officer at Virax Biolabs. “In conjunction, we have initiated a number of clinical validation studies to evaluate the performance our T-Cell-based diagnostic in assessing the link between T-Cell dysfunction and symptoms of chronic fatigue and cognitive impairment.”

A link to the poster presentation can be found here on the Virax Biolabs corporate website.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

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current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2024. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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